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RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK               RIVERSOURCE [LOGO](SM)
     HOME OFFICE:
     20 Madison Avenue Extension
     Albany, New York 12203

                        COMPANY NAME CHANGE ENDORSEMENT

Effective December 31, 2006, IDS Life Insurance Company of New York has changed its name to RiverSource Life Insurance Co. of New York. All references in the policy, certificate or contract to the name of IDS Life Insurance Company of New York are replaced with the name RiverSource Life Insurance Co. of New York as of that date.

The address and telephone number you previously used for premium payments, claims, notices or actions regarding your coverage remain unchanged. To communicate with the company regarding questions about the name change, contact us at:

                  RiverSource Life Insurance Co. of New York
                                 P.O. Box 5144
                            Albany, New York 12205
                         [ (800) 541-2251, Option 3 ]

All benefits remain the same under the company's new name. All liabilities of the company in the former name will be honored, and the status or terms of the policy, certificate or contract will not be changed as a result of the name change. All other provisions of the policy, certificate or contract remain unchanged.

                                           /s/ Thomas R. Moore

                                               Secretary


IMPORTANT: This endorsement should be attached to and made a part of your policy, certificate or contract.

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